

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 10, 2010

Mr. Andrew Taylor-Kimmins
President
Glen Rose Petroleum Corporation
22762 Westheimer Parkway, Suite 515
Katy, Texas 77450

      Re: Glen Rose Petroleum Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2009
             Filed July 13, 2009
             File No. 1-10179

Dear Mr. Taylor-Kimmins:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Karl Hiller
                          Branch Chief